

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 24, 2009

Via U.S. mail and facsimile

Mr. Greg Grosvenor
Vice President and Chief Financial Officer
Pernix Group, Inc.
860 Parkview Boulevard
Lombard, Illinois 60148

> **RE: Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 333-92445**

Dear Mr. Grosvenor:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 20

2. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of revenues. If you do not include depreciation or amortization in your cost of revenues, please revise your description of cost of revenues on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of revenues (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of revenues. See SAB Topic 11:B.

3. Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

Note 18 – Business Segment Information, page 35

4. Please revise your segment footnote to more clearly distinguish between the revenues and long-lived assets attributable to your country of domicile and all foreign countries in total. If revenues or long-lived assets attributable to an individual foreign country are material, please disclose those separately as well. Please refer to FASB ASC 280-10-50-41.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

5. Please address the above comments in your interim filings as well.

6. Please revise the cover page of your periodic reports in future filings to reflect the correct commission file number which is 333-92445.

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Comprehensive Income/(Loss), page 4

7. Please revise to provide the disclosures required by FASB ASC 810-10-50-1A(a) including the comprehensive income/(loss) attributable to the stockholders of Pernix

Group, the comprehensive income/(loss) attributable to noncontrolling interests and total comprehensive income/(loss). Please also ensure that the reconciliation of total equity, equity attributable to stockholders of Pernix Group and equity attributable to noncontrolling interests is provided in the manner required by FASB ASC 810-10-50-1A(c).

Condensed Consolidated Statements of Cash Flows, page 5

8. Please revise the statements of cash flows to begin with net income/(loss) which now includes income/(loss) attributable to noncontrolling interests. Refer to FASB ASC 230-10-45-28.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 18

9. You indicated in your Form 10-K for the year ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 that management concluded your disclosure controls and procedures were not effective as of the end of those periods. Neither your December 31, 2008 Form 10-K, your March 31, 2009 Form 10-Q nor your June 30, 2009 Form 10-Q disclosed the reasons why your disclosure controls and procedures were not effective as of the end of those periods. We note that you indicate your controls and procedures are now effective as of September 30, 2009; however, your disclosure indicates that there were no changes in your internal control during the quarter ended September 30, 2009. Please revise to indicate the factors that caused management to determine that disclosure controls and procedures were not effective as of December 31, 2008, March 31, 2009 and June 30, 2009 and what subsequent changes in internal control were made that enabled management to determine that disclosure controls and procedures were effective as of September 30, 2009.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief